Exhibit 99.1

PAN AMERICAN SILVER REPLACES PROVEN AND PROBABLE
SILVER RESERVES MINED DURING 2008

Vancouver, British Columbia – February 17, 2009 – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce the results of its 2008 year end silver reserves and resources update.

In 2008, Pan American carried out extensive exploration programs, both on its properties as well as on selected greenfield exploration projects in Peru and Mexico.  In total, the Company drilled nearly 100,000 meters, resulting in the discovery and definition of 26.9 million ounces of new silver reserves, which more than replaced the 22.2 million ounces of silver consumed by mining operations in 2008. However lower base metal price assumptions coupled with higher cut off grades downgraded 8.8 million ounces from reserves to resources, and as a result, at December 31, 2008 the Company had 223.7 million ounces of silver in proven and probable reserves, down a modest 1.8% from a year ago.

At Huaron and Morococha, year end proven and probable reserves increased by 5%, or 3.2 million ounces and 10%, or 3.1 million ounces, respectively after subtracting ore mined during 2008. The Company also added 4.6 million ounces of silver to La Colorada’s reserves and 1.4 million ounces of silver to San Vicente, basically replacing all the reserves mined during 2008.

Reserve losses were experienced at Alamo Dorado due to mining and at Quiruvilca due to a combination of mining and the Company’s intention to prepare the mine for a period of care and maintenance. At Manantial Espejo, reserves remained relatively unchanged year over year.

Commenting on the 2008 exploration results, Michael Steinmann, Executive VP Geology and Exploration indicated: “I am very pleased with the results of last year’s exploration program.  Our corporate reserve book has a healthy 224 million ounces of silver and gold reserves increased by 1% to over 701,000 ounces.  Once again, Morococha and Huaron proved their excellent exploration potential and I strongly believe that in these large ore deposits we will continue to add reserves for many years to come.  In addition, I am very excited that with Manantial Espejo’s construction complete, we will now start tapping into the tremendous exploration potential of our extensive land holdings around our newest mine”.

The following represents the changes in the Company’s estimated silver reserves, year over year:

Proven and probable silver reserves, as of December 31, 2007	227.8	million ounces
Less mined ounces (contained) during 2008	(22.2)	million ounces
Additions due to exploration drilling during 2008	26.9	million ounces
Downgraded due to higher cut off and lower base metal prices	(8.8)	million ounces
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Proven and probable silver reserves, as of December 31, 2008	223.7	million ounces

During last year’s 4th quarter, the Company scaled back its greenfield exploration efforts as part of a series of cost reduction initiatives. In 2009 the Company plans to focus exploration spending on its operations. In addition, the Company plans to carry on with existing exploration programs at a limited number of highly prospective greenfield projects in Peru and Mexico.

Complete reserves and resource information for all metals, including tonnage and ore grades is available at www.panamericansilver.com.

Metal prices used to calculate December 31, 2008 ore reserves for all mines (except Quiruvilca) were: Ag: $11.00/oz, Au: $700/0z, Pb: $1,500/tonne, Cu: $4,000/tonne, Zn: $1,500/tonne.

Complete silver reserves and resource information is as follows:
MINERAL RESERVES - PROVEN AND PROBABLE
				Tonnes	Ag	Ag Cont.
	Location	Type	Classification	(000's)	(g/mt)	(000,s ozs)
Huaron	Peru	Vein	Proven	5,337	188	32,336
		Vein	Probable	4,744	195	29,669
Morococha (92.2%)	Peru	Vein/Mantos	Proven	3,895	153	19,178
		Vein/Mantos	Probable	2,739	182	16,048
La Colorada	Mexico	Vein	Proven	815	445	11,664
		Vein	Probable	484	420	6,528
Quiruvilca (b)	Peru	Vein	Proven	350	185	2,080
		Vein	Probable	217	183	1,277
Silver Stockpiles (a)	Peru	Flux Material	Probable	203	311	2,033
Alamo Dorado	Mexico	Disseminated	Proven	6,095	112	21,948
		Disseminated	Probable	4,644	83	12,393
Manatial Espejo	Argentina	Vein	Proven	4,207	184	24,890
		Vein	Probable	2,184	186	13,058
San Vicente (95%)	Bolivia	Vein	Proven	1,535	406	20,046
		Vein	Probable	790	417	10,593
TOTALS			Proven + Probable	38,239	182	223,742
MINERAL RESOURES - MEASURED AND INDICATED
				Tonnes	Ag	Ag Cont.
	Location	Type	Classification	(000's)	(g/mt)	(000,s ozs)
Huaron	Peru	Vein	Measured	1,240	161	6,430
		Vein	Indicated	828	164	4,369
Morococha (92,18%)	Peru	Vein/Mantos	Measured	1,418	158	7,223
		Vein/Mantos	Indicated	1,230	214	8,468
La Colorada	Mexico	Vein	Measured	147	322	1,523
		Vein	Indicated	1,096	306	10,767
Quiruvilca (b)	Peru	Vein	Measured	2,872	138	12,702
		Vein	Indicated	905	162	4,721
Alamo Dorado	Mexico	Disseminated	Measured	920	74	2,189
		Disseminated	Indicated	2,491	69	5,525
Manatial Espejo	Argentina	Vein	Measured	1,552	93	4,642
		Vein	Indicated	2,376	105	8,022
San Vicente (95%)	Bolivia	Vein	Measured	442	111	1,582
		Vein	Indicated	487	276	4,322
TOTALS			Measured+Indicated	18,004	142	82,484
MINERAL RESOURCES - INFERRED
				Tonnes	Ag	Ag Cont.
	Location	Type	Classification	(000's)	(g/mt)	(000,s ozs)
Huaron	Peru	Vein	Inferred	5,260	178	30,179
Morococha (92.18%)	Peru	Vein/Mantos	Inferred	7,931	160	40,800
La Colorada	Mexico	Vein	Inferred	1,938	329	20,519
Quiruvilca (b)	Peru	Vein	Inferred	1,180	120	4,542
Alamo Dorado	Mexico	Disseminated	Inferred	2,222	64	4,572
Manatial Espejo	Argentina	Vein	Inferred	2,070	115	7,653
San Vicente (95%)	Bolivia	Vein	Inferred	369	334	3,968
TOTALS				20,971	166	112,233

HISTORICAL ESTIMATES
			Tonnes	Ag	Ag Cont.
Property	Location	Unclassified	(000's)	(g/mt)	(000,s ozs)
Hog Heaven (ii)	USA	Historical (ii)(iii)	2,705	167	14,550
Hog Heaven (ii)	USA	Historical (ii)(iv)	7,639	133	32,730
Waterloo (v)	USA	Historical	33,758	93	100,937
TOTAL		Historical	44,102	104	148,217

NOTES:

Mineral Reserves and Resources have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). This table illustrates Pan American Silver Corp's share of mineral reserves and resources. Properties in which Pan American Silver has less than 100% interest are noted next to the property name.

Mineral resource and reserve estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado and Morococha were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Vice President Technical Services as Qualified Persons as that term is defined in NI 43-101. Reserve/resource estimates for Silver Stockpiles were prepared in previous years by other Qualified Persons, and are adjusted for 2008 production where applicable(a). Mineral resource estimates for Hog Heaven and Waterloo based on historical third party estimates.

(a)	2007 mineral reserve and resource estimates less 2008 production

Metal Prices Used for all Mines (except Quiruvilca): Ag: $11.00/oz, Au: $700/0z, Pb: $1,500/Tonne, Cu: $4,000/Tonne, Zn: $1,500/Tonne

(b)	Metal Prices Used for Quiruvilca: Ag: $10.00/oz, Au: $725/0z, Pb: $1,300/Tonne, Cu: $3,500/Tonne, Zn: $1,150/Tonne

(ii)
The historical estimate for Hog Heaven was calculated by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was calculated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the calculation). Michael Steinmann, P.Geo., QP for the Company, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic calculation was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven reserves	2,981,690	4.88	0.018
Probable & possible reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible resources	4,500,000	2.41	0.020
Inferred resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

(iii)	The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the NI 43-101 category of "indicated resources".

(iv)
The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the NI 43- 101 category of "inferred resources."

(v)
The historical estimate for Waterloo was initially calculated by Asarco Inc. in 1968. In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was calculated using a silver price of $5.00 per ounce(the relevant price at the time of the calculation). Michael Steinmann, P.Geo., QP for the Company, has reviewed the Technical

Evaluation Report and believes the historic calculation was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely correspond to 33,758,000 tonnes in the NI 43-101 category of "indicated resource."

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and its silver reserves. The Company has eight operating silver mines in Mexico, Peru, Bolivia and Argentina.

Michael Steinmann, P. Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P. Eng., Vice President Technical Services, each of whom are Qualified Persons ("QP"), as the term is defined in National Instrument 43-101 “NI 43-101”, have reviewed and approved the contents of this press release.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO: ANTICIPATED RESULTS OF FUTURE EXPLORATION AND THE SUITABILITY AND AVAILABILITY OF EXPLORATION TARGETS, THE ESTIMATES FOR COMPLETION OF THE COMMISSIONING AND RAMP-UP AT MANANTIAL ESPEJO; AND FORECAST FUTURE PRECIOUS METAL PRICES. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS OR INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS.  SUCH FACTORS INCLUDE, AMONG OTHERS: FLUCTUATIONS IN THE SPOT AND FORWARD PRICE OF SILVER, GOLD, BASE METALS OR CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN THE CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLE AND MEXICAN PESO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS, REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, PERU, MEXICO, ARGENTINA, BOLIVIA, THE UNITED STATES OR OTHER COUNTRIES IN WHICH THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; OPERATING OR TECHNICAL DIFFICULTIES IN CONNECTION WITH MINING OR DEVELOPMENT ACTIVITIES; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO SUCCESSFULLY INTEGRATE ACQUISITIONS; AND CHALLENGES TO THE COMPANY’S TITLE TO PROPERTIES; AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH THE COMPANY HAS

ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS OR INFORMATION, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED.  THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENTS OR INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS OR INFORMATION. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS OR INFORMATION.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 — STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (‘‘NI 43-101’’) AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THESE DOCUMENTS USE THE TERMS ‘‘MEASURED RESOURCES’’, ‘‘INDICATED RESOURCES’’ AND ‘‘INFERRED RESOURCES’’. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ‘‘RESERVE’’ UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF ‘‘RESERVES’’ ARE NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS ‘‘RESERVES’’ UNDER SEC STANDARDS. U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT ‘‘INFERRED RESOURCES’’ HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. UNDER CANADIAN SECURITIES LAWS, DISCLOSURE MUST NOT BE MADE OF THE RESULTS OF AN ECONOMIC ANALYSIS THAT INCLUDE ‘‘INFERRED RESOURCES’’, EXCEPT IN RARE CASES. DISCLOSURE OF ‘‘CONTAINED OUNCES’’ IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS, HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE ‘‘RESERVES’’ BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A ‘‘MEASURED RESOURCE’’ OR ‘‘INDICATED RESOURCE’’ WILL EVER BE CONVERTED INTO A ‘‘RESERVE’’. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF ‘‘INFERRED RESOURCES’’ EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY.

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